Union Acquisition Corp.
444 Madison Ave, Floor 34
New York, NY 10022

February 6, 2019

Mr. J. Nolan McWilliams
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Union Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Anticipated Filing Date: February 7, 2019
File No. 333-228997

Dear Mr. McWilliams:

Union Acquisition Corp. (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 12:00 p.m. EST on Friday, February 8th, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marianna Shelenkova at (212) 836-7458 or Marianna.Shelenkova@arnoldporter.com with any questions you may have concerning this request. In addition, please notify Ms. Shelenkova when this request for acceleration has been granted. Thank you very much for your cooperation and assistance.

UNION ACQUISITION CORP.

By:	/s/ Kyle P. Bransfield
Kyle P. Bransfield
Chief Executive Officer

cc:	Stephen Koval, Esq.
Christopher P. Peterson, Esq.
Marianna Shelenkova, Esq.